Exhibit  1  -  Press  Release

FOR  IMMEDIATE  RELEASE

Contact:  Tom  Goyda  or  Beth  Randolph
          Shandwick  International
          (314)  436-6565

                       ALLIED HEALTHCARE PRODUCTS ANNOUNCE
                         RECALL OF LSP OXYGEN REGULATORS

         COMPANY TO TAKE SECOND QUARTER CHARGE TO COVER ASSOCIATE COSTS

ST. LOUIS, February 4 1999-Allied Healthcare Products, Inc. (NASDAQ:AHPI) is recalling all oxygen regulators sold under the Life Support Products (LSP) brand to replace aluminum components in the units' high-pressure chambers with brass components. The action is being taken in response to reports of fires and explosions, the exact causes of which remain unknown.

     The models subject to this recall consist of the LSP 106, LSP 270, LSP 280, LSP 370, and LSP 735 series regulators. LSP Oxygen regulator users will be able to have the parts replaced at pre-existing authorized service centers nationwide.

     This recall is being undertaken in cooperation with the United States Food and Drug Administration to minimize the potential for fires and explosions, an inherent risk with any high-pressure oxygen delivery system. Fires and explosions can occur in the tanks, post valves and regulators of such systems when virtually any type of contaminants - including hydrocarbons, metal shavings or even dust particles - are present or introduced during handling and maintenance, or when the tanks are refilled with gas.

     In May, 1997, Allied conducted a recall to add a bronze sintered filter to the LSP 270 Series regulator only. All of the LSP 270 Series regulators should already be fitted with a sintered bronze filter. ALTHOUGH THE LSP 270 SERIES REGULATOR MAY HAVE ALREADY BEEN RETROFITTED WITH THE SINTERED BRONZE FILTER, IT IS ESSENTIAL THAT THE INTERNAL HIGH-PRESSURE PARTS BE REPLACED WITH BRASS COMPONENTS TO ENHANCE SAFETY. All LSP regulators without a bronze sintered filter and all regulators manufactured by LSP's predecessor corporation, Robertshaw Controls Company, Inc., should be taken out of service IMMEDIATELY. If the user is unable to determine if a sintered bronze filter has been installed, Allied should be contacted for assistance in this determination.

     Due to industry-wide fires and Allied's understanding that the FDA is recommending the elimination of all aluminum in oxygen regulators, Allied has voluntarily initiated the recall to replace all high-pressure parts with brass parts. THIS IS STRICTLY AN INTERIM MEASURE which will enable the regulators to be used during the period required to manufacture the new brass regulators. Allied will issue another notification when the new brass regulators become available.

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     "This  recall  reflects  Allied's  strong  commitment  to manufacturing the highest quality products and to the safety of all of our customers," said Uma Nandan Aggarwal, Allied's Chief Executive Officer.

     Allied is aggressively undertaking development and enhancement of its new brass regulators series and will be making available a trade-in program once the new brass regulators are available.

     Users can reduce risk during use of any oxygen regulators, keeping in mind the following precautions:

     >     The  oxygen  tank,  post  valve  and  regulator should be free of all contaminants;

     >     The  post  valve  should  be open slowly whenever the unit is used to minimize  heat  of  rapid  compression  in  the  regulator.

     >     Users who refill their own oxygen cylinders should take extra care to avoid  the  introductions  of  containments  during  the  filling  process.

     Allied will have its authorized service centers equipped to handle the recall within the next few weeks. Customers should receive a mailing with the details about how to have their regulators serviced.

     Allied also announced that the company expects to take a one-time, pre-tax charge of approximately $1.5 million, or 12 cents per share after tax, for costs associated with the recall. The charge will be recorded in the second quarter of Allied's fiscal 1999, which ended December 31, 1998.


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